Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

February 14, 2024

VIA EDGAR CORRESPONDENCE

Aaron Brodsky
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust (the "Trust")
File Nos. 333-273052; 811-23887

Dear Mr. Brodsky:

This letter responds to your comments regarding the registration statement filed on Form N-1A for Roundhill ETF Trust (the "Trust") with the staff of the Securities and Exchange Commission (the "Staff") on December 15, 2023 (the "Registration Statement"). The Registration Statement relate to the Roundhill Daily 2X Long Magnificent Seven ETF, Roundhill Daily Inverse Magnificent Seven ETF and the Roundhill Daily 2X Inverse Magnificent Seven ETF (each, a "Fund" and together, the "Funds"), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements. To the extent that a comment is applicable to both Funds, it has been applied accordingly.

Comment 1 – Cover Page

The Staff notes the use of the phrase "full trading day" in the bolded disclosure on the cover of the prospectus. The Staff requests to please clarify supplementally how that period is measured. The Staff notes that such term is defined in the section of the prospectus entitled "Principal Investment Strategies."

Response to Comment 1

Pursuant to the Staff's comment, the following disclosure has been added to the cover of the prospectus:

The terms "daily," "day," and "trading day," refer to the period from the close of the markets on one trading day to the close of the markets on the next trading day.

Comment 2 – Cover Page

Please revise the disclosure set forth on the cover of the prospectus to further clarify that an investor in the Fund could potentially lose the full principal value of their investment within a single day, if accurate.

Response to Comment 2

Pursuant to the Staff's comment, the following disclosure has been added to the cover of the prospectus:

There is no assurance that the Fund will achieve its daily inverse investment objective and an investment in the Fund could lose money, including the full principal value of his/her investment within a single day.

Comment 3 – Fees and Expenses of the Fund

The Staff requests that the Registrant provide the completed fee and expense information when submitting the response letter.

Response to Comment 3

Pursuant to the Staff's comment, the Registrant has included completed fee tables for the Funds on Exhibits A, B and C hereto.

Comment 4 – Fees and Expenses of the Fund

To the extent applicable, the Staff requests that the Funds break-out a separate line item in the "Annual Fund Operating Expenses" table for acquired fund fees and expenses.

Response to Comment 4

Roundhill Daily 2X Long Magnificent Seven ETF will have acquired fund fees and expenses in excess of 1 basis point. Accordingly, such expenses will be broken out as a separate line item in the "Annual Fund Operating Expenses" table.

Comment 5 - Principal Investment Strategies

Please supplementally explain to the Staff if the Funds will primarily control any entity that primarily engages in investment activities in securities or other assets.

Response to Comment 5

The Funds have no current intention of investing in a wholly-owned subsidiary to effectuate to effectuate their principal investment strategies.

Comment 6 – Principal Investment Strategies

Please provide the Staff with an outline of the Fund's plans for complying with Rule 18f-4 under the 1940 Act, including a preliminary overview of the key elements of the expected derivatives risk management program. In responding to this comment, the Staff requests that the Registrant please explain what VaR test the Funds will use (relative or absolute) and, if using a relative VaR test, identify the index which will be use as designated reference portfolio. Please also confirm to the Staff that the designated reference portfolio is unleveraged.

Response to Comment 6

Pursuant to the Staff's comment, the requested information has been provided under separate cover.

Comment 7 – Principal Investment Strategies

The Staff references the following disclosure set forth in the fifth paragraph of the section entitled "Principal Investment Strategies":

On an annual basis, the Adviser reviews the universe and selects the Magnificent Seven stocks based on their market capitalization, trading volumes, and sector relevance, in an attempt to identify the largest and most liquid companies representative of the Technology Industries.

Please revise the disclosure to clarify how the Funds are defining the phrase "sector relevance".

Response to Comment 7

The reference to sector relevance has been deleted.

Comment 8 – Principal Investment Strategies

The Staff notes that the disclosure set forth in the second paragraph of the section entitled "Principal Investment Strategies" states that the Magnificent Seven stocks are each equally weighted in the portfolio. However, the Staff further notes the disclosure set forth in the fifth paragraph of the same section states that the Adviser generally rebalances the weighting on a quarterly basis. Please clarify to the Staff as appropriate.

Response to Comment 8

Pursuant to the Staff's comment, the disclosure has been revised to clarify that the Funds' exposure will be on the Magnificent Seven ETF. Accordingly, any rebalancing will take place pursuant to the Magnificent Seven ETF's quarterly rebalance schedule.

Comment 9 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the fifth paragraph of the section entitled "Principal Investment Strategies":

Roundhill Financial Inc., the Fund's investment adviser ("Roundhill" or the "Adviser"), selects the Magnificent Seven stocks from a universe comprising the largest companies, measured by market capitalization in each of the following industries each of which is defined by an independent industry classification scheme: Automotive Industry, Technology Hardware Industry, E-Commerce Discretionary Industry, Internet Media & Services Industry, Semiconductors Industry, and Software Industry (the "Technology Industries"). On an annual basis, the Adviser reviews the universe and selects the Magnificent Seven stocks based on their market capitalization, trading volumes, and sector relevance, in an attempt to identify the largest and most liquid companies representative of the Technology Industries.

It is unclear from this disclosure how the Adviser selects the Magnificent Seven stocks. The first sentence can be interpreted to indicate that it is the company with the largest market capitalization in each identified industry, or the companies with the seven largest market capitalizations across those industries. Additionally, the final sentence seems to indicate that the companies will be selected based upon criteria other than market capitalization. Please revise the disclosure so it is clear how the Magnificent Seven stocks are selected.

Response to Comment 9

Pursuant to the Staff's comment, the section entitled "Principal Investment Strategies" has been revised to include the following disclosure:

The Magnificent Seven ETF offers exposure to, in equal weight following each rebalance, the seven stocks commonly referred to as "Magnificent Seven."

Comment 10 – Principal Investment Strategies

Please revise the disclosure to clarify that Magnificent Seven basket will consist of the same seven companies over the course of one year.

Response to Comment 10

Pursuant to the Staff's comment, the section entitled "Principal Investment Strategies" has been revised to include the following disclosure:

The Magnificent Seven ETF holds, in equal weight, the seven stocks commonly referred to as "Magnificent Seven." It is currently anticipated that the Magnificent Seven ETF's holdings will not change over the course of the year. However, in the event that different securities are understood to comprise the "Magnificent Seven," the Magnificent Seven ETF's portfolio may change to reflect that understanding. As of February 28, 2024, the Magnificent Seven ETF's portfolio was composed of the following securities: Alphabet Inc., Amazon.com, Inc., Apple Inc., Meta Platforms, Inc., Microsoft Corporation, NVIDIA Corporation and Tesla Inc.

Comment 11 – Principal Risks

The Staff references the following disclosure set forth in the fifth paragraph of the section entitled "Principal Investment Strategies":

In addition, the Fund may invest up to 20% of its net assets, directly or indirectly, in securities not included in the Magnificent Seven Basket. In all cases, the investments would be designed to help the Fund track the Magnificent Seven Basket.

Please supplementally explain to the Staff how investing in securities that are not included in the Magnificent Seven basket will help the Funds track the Magnificent Seven basket. Please also revise the disclosure to clarify under what circumstances the Funds would not have investment exposure to all the Magnificent Seven stocks.

Response to Comment 11

The referenced disclosure has been deleted.

Comment 12 – Exhibits

The Staff notes Article VII, Section 4 of the Registrant's Agreement and Declaration of Trust, which contains a pre-suit demand provision. Please disclose this provision in an appropriate location in the prospectus.

Response to Comment 12

Pursuant to the Staff's comment, the following disclosure has been added to the Statement of Additional Information for each Fund:

Subject to the requirements set forth in Section 3816 of the Delaware Statutory Trust Act, a shareholder of the Fund may bring a derivative action on behalf of the Trust only if the shareholder first makes a pre-suit demand upon the Board of Trustees to bring the subject action unless an effort to cause the Board of Trustees to bring such action is excused. A demand on the Board of Trustees shall only be excused if a majority of the Board of Trustees, or a majority of any committee established to consider the merits of such action, has a material personal financial interest in the action at issue. A Trustee shall not be deemed to have a material personal financial interest in an action or otherwise be disqualified from ruling on a shareholder demand by virtue of the fact that such Trustee receives remuneration from his or her service on the Board of Trustees of the Trust or on the boards of one or more investment companies with the same or an affiliated investment adviser or underwriter.

Comment 13 – Principal Risks

The Staff requests that Roundhill Daily Inverse Magnificent Seven ETF and Roundhill Daily 2X Inverse Magnificent Seven ETF include a risk factor relating to "inverse correlation risk," the risk that the investor will lose money when the index rises, a result that is the opposite from traditional funds.

The Staff further requests all three Funds include "aggressive investment risk," the risk that the Funds' investment strategy may result in significant losses.

Response to Comment 13

Pursuant to the Staff's comment, the following risk factors have been added to the applicable Funds:

AGGRESSIVE INVESTMENT RISK. The Fund employs investment strategies that involve greater risks than the strategies used by typical funds. The Fund's use of leverage and derivatives could result in a shareholder losing the full principal value of his/her investment within a single day.

…

INVERSE CORRELATION RISK. The Fund seeks to provide the inverse of the return of the Magnificent Seven ETF. This means that the Fund will decrease in value when the Magnificent Seven ETF increases in value, a result which is the opposite of traditional funds. The more that the Magnificent Seven stocks increase in value over a given day, the more the Fund will decrease in value.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc: Richard Coyle, Esq., Chapman and Cutler LLP

Exhibit A

Roundhill Daily 2X Long Magnificent Seven ETF

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund ("Fund Shares"). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees(1)	0.95%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Acquired Fund Fees and Expenses(2)	0.18%
Total Annual Fund Operating Expenses	1.13%

(1)	The investment advisory agreement between the Trust and Roundhill Financial Inc. ("Roundhill") utilizes a unitary fee arrangement pursuant to which Roundhill will pay all operating expenses of the Fund, except Roundhill's management fees, interest charges on any borrowings (including net interest expenses incurred in connection with an investment in reverse repurchase agreements or futures contracts), dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments (including any net account or similar fees charged by futures commission merchants), accrued deferred tax liability and extraordinary expenses.

(2)	"Other Expenses" and "Acquired Fund Fees and Expenses" are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$119	$338

Exhibit B

Roundhill Daily 2X Inverse Magnificent Seven ETF

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund ("Fund Shares"). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees(1)	0.95%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.95%

(1)	The investment advisory agreement between the Trust and Roundhill Financial Inc. ("Roundhill") utilizes a unitary fee arrangement pursuant to which Roundhill will pay all operating expenses of the Fund, except Roundhill's management fees, interest charges on any borrowings (including net interest expenses incurred in connection with an investment in reverse repurchase agreements or futures contracts), dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments (including any net account or similar fees charged by futures commission merchants), accrued deferred tax liability and extraordinary expenses.
(2)	"Other Expenses" are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$100	$327

Exhibit C

Roundhill Daily Inverse Magnificent Seven ETF

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund ("Fund Shares"). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees(1)	0.95%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.95%

(1)	The investment advisory agreement between the Trust and Roundhill Financial Inc. ("Roundhill") utilizes a unitary fee arrangement pursuant to which Roundhill will pay all operating expenses of the Fund, except Roundhill's management fees, interest charges on any borrowings (including net interest expenses incurred in connection with an investment in reverse repurchase agreements or futures contracts), dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments (including any net account or similar fees charged by futures commission merchants), accrued deferred tax liability and extraordinary expenses.
(2)	"Other Expenses" are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$100	$327